

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

<u>Via E-mail</u>
William C. Patridge
Chief Executive Officer
Hedgebrook
295 East Main Street
Suite 1,
Ashland, OR 97520

      Re: Hedgebrook
              Registration Statement on Form 10-12G
              Filed February 19, 2013
              File No. 000-54903

Dear Mr. Patridge:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/H. Roger Schwall

                              H. Roger Schwall
                              Assistant Director

cc: Mr. Darren T. Freedman, Esq.